Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of TC BioPharm (Holdings) PLC on Form F-1 of our report dated May 1, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of TC BioPharm (Holdings) PLC as of December 31, 2022 and for the year ended December 31, 2022 appearing in the Annual Report on Form 20-F of TC BioPharm (Holdings) PLC for the year ended December 31, 2022. Our report on the consolidated financial statements refers to a retrospective adjustment to the 2021 and 2020 consolidated financial statements for the November 2022 reverse share split, which we have audited. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp
New York, NY
August 28, 2023